Mail Stop 4561   April 16, 2008

Mr. Kenneth E. Steben
Aspect Global Diversified Fund LP
c/o Steben & Company, Inc.
2099 Gaither Road
Suite 200
Rockville, MD 20850

> **Re: Aspect Global Diversified Fund LP**
> **Registration Statement on Form S-1**
> **Filed April 8, 2008**
> **File No. 333-148049**

Dear Mr. Steben:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1 and your reliance on the exemption provided by Section 3(a)(9). Please tell us why you believe that purchasers are not making an investment decision on the Series C units at the time they purchase the Series A, B, and I units. We note that the Series A, B, and I units will be redesignated as Series C units when certain conditions are met with no further election by the investors. If the investment decision on the Series C units is being made at the same time as the other units, it appears that the Series C units should be registered on this registration statement. Please revise or advise.

Mr. Kenneth E. Steben
Aspect Global Diversified Fund LP
April 16, 2008
Page 2

Cover Page

2.   In the eighth bulleted risk, please clarify that the 20% incentive fee payable to the trading advisor is not included in the calculations.

The Trading Advisor, page 5

3.   We note your response to comment 3 of our letter dated March 5, 2008. In light of your representation on page 6 and throughout the registration statement that the management fee will not be adjusted from 1/12 of 2.40% if the trading level changes, it appears that the management fee for each series is 1/12 of 2.40% rather than 1/12 of 2.00%. Please revise your disclosure accordingly.

Investment of the General Partner in the Fund, page 59

4.   We note your response to prior comment 8 and the revised disclosure stating that the General Partner's right to redeem Units will be on the same terms as the Limited Partners. We are unable to find language in the limited partnership agreement that supports this disclosure. Please tell us how the disclosure is consistent with the terms of the partnership agreement or revise to address any inconsistency.

Performance of Commodity Pools Operated by the General Partner, page 62

5.   We note your response to comment 5 of our letter dated March 5, 2008. Please provide a similar explanation of why the aggregate assets including notional equity in the representative account is the same as the amount excluding notional equity for the table on page 63.

* * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Kenneth E. Steben
Aspect Global Diversified Fund LP
April 16, 2008
Page 3

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger (via fax)